Local Culture Ferments

Profit and Loss
January - December 2019

	TOTAL
Income	
Artisan Lavinia	4,584.50
Books	550.15
Comps & Discounts	-448.81
Cultured For Health	387.71
Cultured Kitchen	2,222.00
Drinkwell	96.50
Elixart	618.50
Endorfin Chocolate	1,038.47
Farmer's Market	10,702.71
Ferment Supplies	377.00
Fermenters	839.96
FOLK Kombucha	3,700.50
Gift Certificates	140.00
Local Culture	75,288.11
Local Culture Olives	3,967.00
Nash's Kombucha	87.00
NC Kombuchary	568.00
Oregon Brineworks	780.00
Pacific Culture	666.00
Sales of Product Income	0.00
SexiSpice	796.00
Shipping & Handling	60.00
Short & Over	-9.74
South River Miso	1,387.50
Square Discounts Given	-46.80
Square Refunds	-18.00
Sublease Rent Check	5,431.40
Super Belly Ferments	1,600.00
The Water Kefir People	148.50
Uncategorized Income	0.00
Vessels	634.50
Wholesale - Sales of Product Income	0.00
Workshop Income	97.00
Total Income	**$116,245.66**
Cost of Goods Sold	
Cost of labor - COS	351.15
Production Fees - COGS	398.00
Shipping	284.01
Supplies & Materials - COGS	4,227.79
Bread	3,614.00
Labels	2,887.02

Local Culture Ferments

Profit and Loss

January - December 2019

	TOTAL
Olives	1,237.00
Produce	22,394.36
Retail Products	8,547.72
Total Supplies & Materials - COGS	**42,907.89**
Total Cost of Goods Sold	**$43,941.05**
GROSS PROFIT	**$72,304.61**
Expenses	
1099 Contractors	13,928.88
Advertising & Marketing	1,592.05
Automobile Expenses	0.00
Company Van	369.55
Company Van Insurance	749.76
Farmer's Mkt Fuel	886.34
Fuel	1,895.99
Total Automobile Expenses	**3,901.64**
Bank Charges & Fees	1,177.98
Donations	20.00
Event Fees	2,257.25
Insurance	0.00
Business Insurance	724.00
Total Insurance	**724.00**
Interest Paid	297.91
Legal Services	803.00
Merchant Service Fee	2,175.53
Office Supplies & Software	1,871.12
Professional Fees	1,080.50
Rent & Lease	24,872.00
Repairs & Maintenance	1,204.44
Supplies & Materials	269.67
Taxes & Licenses	996.00
Franchise Tax Board	841.95
Nevada County	1,420.35
Organic Certification	2,302.05
Total Taxes & Licenses	**5,560.35**
Utilities	4,300.93
Waste Removal	671.92
Water	763.75
Total Utilities	**5,736.60**
Total Expenses	**$67,472.92**
NET OPERATING INCOME	**$4,831.69**

Local Culture Ferments

Profit and Loss
January - December 2019

	TOTAL
Other Expenses	
Depreciation	7,014.00
Total Other Expenses	**$7,014.00**
NET OTHER INCOME	**$ -7,014.00**
NET INCOME	**$ -2,182.31**

Local Culture Ferments

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking-First US	3,368.91
Savings	30.00
Total Bank Accounts	**$3,398.91**
Accounts Receivable	
Accounts Receivable (A/R)	519.00
Total Accounts Receivable	**$519.00**
Other Current Assets	
Undeposited Funds	455.80
Total Other Current Assets	**$455.80**
Total Current Assets	**$4,373.71**
Fixed Assets	
Accumulated Depreciation	-7,014.00
Machinery & Equipment	0.00
Ferment Stands	494.46
Fermenter Vessels	4,898.91
Food Mixer	639.35
Homebrew Equipment	4,004.40
Kitchen Sink	249.99
Labeler Machine	1,464.76
Refrigerator	2,100.00
Vacuum Sealer	351.38
Vegetable Shredder	2,933.03
Total Machinery & Equipment	**17,136.28**
Vehicles-Ford Transit Connect 2011	1,441.80
Total Fixed Assets	**$11,564.08**
TOTAL ASSETS	**$15,937.79**

Local Culture Ferments

Balance Sheet
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Transfer Card-CLOSED	3,298.00
CHASE CREDIT CARD (1067) (deleted)	4,662.31
Fermenter Credit Card-CLOSED	1,287.64
Total Credit Cards	**$9,247.95**
Other Current Liabilities	
Sales Tax Payable	322.96
Total Other Current Liabilities	**$322.96**
Total Current Liabilities	**$9,570.91**
Long-Term Liabilities	
Loan Payable - Carlos & Carmen Escobar	10,000.00
Loan Payable - Lynn Frost & Jim McKee	10,000.00
Total Long-Term Liabilities	**$20,000.00**
Total Liabilities	**$29,570.91**
Equity	
Owner's Investment	30,316.31
Distributions	-2,871.45
Total Owner's Investment	**27,444.86**
Retained Earnings	-38,895.67
Net Income	-2,182.31
Total Equity	**$ -13,633.12**
TOTAL LIABILITIES AND EQUITY	**$15,937.79**

Local Culture Ferments

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,182.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Accumulated Depreciation	7,014.00
Bank Transfer Card-CLOSED	3,298.00
CHASE CREDIT CARD (1067) (deleted)	419.27
Fermenter Credit Card-CLOSED	1,287.64
Sales Tax Payable	240.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,259.76**
Net cash provided by operating activities	**$10,077.45**
INVESTING ACTIVITIES	
Machinery & Equipment:Ferment Stands	-494.46
Machinery & Equipment:Fermenter Vessels	-2,579.94
Machinery & Equipment:Food Mixer	-639.35
Machinery & Equipment:Kitchen Sink	-249.99
Machinery & Equipment:Labeler Machine	-1,464.76
Machinery & Equipment:Refrigerator	-1,150.00
Vehicles-Ford Transit Connect 2011	-1,441.80
Net cash provided by investing activities	**$ -8,020.30**
FINANCING ACTIVITIES	
Loan Payable - Carlos & Carmen Escobar	10,000.00
Owner's Investment	-9,771.00
Owner's Investment:Distributions	-759.00
Net cash provided by financing activities	**$ -530.00**
NET CASH INCREASE FOR PERIOD	**$1,527.15**
Cash at beginning of period	2,327.56
CASH AT END OF PERIOD	**$3,854.71**